Exhibit 21.1

Subsidiaries of Eyeblaster, Inc.

NAME	Jurisdiction of Incorporation/Organization
Eyeblaster Ltd.	Israel

Subsidiaries of Eyeblaster Ltd.

NAME	Jurisdiction of Incorporation/Organization
Eyeblaster, LTD.	United Kingdom

Subsidiaries of Eyeblaster, LTD.

NAME	Jurisdiction of Incorporation/Organization
Eyeblaster SARL	France

Eyeblaster Pty. Ltd.	Australia

Eyeblaster GmbH	Germany

Eyeblaster Spain S.L.	Spain

Eyeblaster Limited	Hong Kong